Innovex, Inc.
5540 Pioneer Creek Drive
Maple Plain, Minnesota  55359

June 30, 2005

VIA EDGAR

Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
Mail Stop 03-06
Washington, D.C.  20549

Re:       Innovex, Inc.

Form 10-K for the fiscal year ended September 30, 2004

Form 10-Q for the quarters ended December 31, 2004 and March 31, 2005

File No. 000-13143

Dear Mr. Webb:

As requested, we are responding to your letter dated June 17, 2005.  For convenience and clarity, we have set forth the text of your comments below.  We are responding to the comments in the order presented.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Item 1.  Business, page 1

Research and Development, page 5

1.                                       Please refer to prior comment 1.  We note your response that you do not feel the requirements of FIN 46(R) would alter your accounting for your investment in AKI.  Please provide us detail and support for your following conclusions:

•                                          Equity investors in AKI do have controlling financial interest in the equity.

•                                          Controlling financial interest is not achieved through other arrangements, such as your license agreement.

•                                          AKI has sufficient equity at risk to finance its activities without additional financing from you.

•                                          That your arrangements and activities do not create your explicit or implicit guarantees.

Innovex owns 35% of AKI’s outstanding shares.  The remaining 65% of AKI’s outstanding shares are held by five individuals who are AKI employees, officers and founding shareholders

(the “Inside Shareholders”).  Each of the Inside Shareholders holds 13% of the outstanding shares.  The Inside Shareholders vote their 65% combined ownership as a block and have controlling interest of AKI.  This information was provided to Innovex management by AKI management and is also based on a review of AKI Board of Director Minutes.

Innovex does not have a controlling financial interest in AKI through the license agreement.  The License agreement was negotiated and approved for AKI by the AKI Inside Shareholders who do not have a financial interest in Innovex.  AKI would remain a viable, profitable entity without the royalties from the Innovex/AKI license agreement.  Supplementally, and in support of its conclusion, Innovex will provide to the Commission’s staff AKI’s financial statements for the first eleven months of fiscal 2005 ending May 31, 2005.  These AKI financial statements were received by Innovex as a shareholder of AKI.

Innovex believes that AKI has sufficient equity at risk to finance its activities without additional financing from Innovex.  The financial statements demonstrate that AKI has substantial equity and cash that greatly exceeds its outstanding debt.  Further, AKI’s only debt outstanding is the balance remaining on notes payable to the AKI Inside Shareholders related to AKI’s repurchase of shares from the Inside Shareholders which occurred concurrent with Innovex’s purchase of it 35% minority shareholder position.  AKI is operating profitably and does not require any additional financing from Innovex.  Innovex does not have an obligation to provide any additional financing to AKI.

Innovex does not have any arrangements or activities that have created any explicit or implicit guarantees to AKI to provide any additional financial support.  We believe no implicit guarantees exist because we have no economic motive to do so and it would be outside of our conflict of interest policies to do so.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Part 1:  Item 1:  Financial Statements, page 3

Note 2 – Restructuring Charges, page 6

2.                                       Please refer to prior comment 5.  We note that your response appeared to adequately address our comment, however, upon review of your March 31, 2005 Form 10-QSB, it appears you did not provide the additional disclosure as requested.  Accordingly, please confirm that you will provide the previously requested disclosures in your future filings.

The Company hereby confirms that, in future filings, it will provide the requested disclosures in response to your previous Comment No. 5.

Part 1:  Item 2:  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

3.                                       Please refer to prior comment 6.  We note that your response appeared to adequately address our comment, however, upon review of your March 31, 2005 Form 10-QSB, it appears you did not provide the addition discussion as requested.  Accordingly, please confirm that you will provide the previously requested disclosures in your future filings.

The Company hereby confirms that, in future filings, it will provide the discussion requested in your previous Comment No. 6.

Please contact Thomas Paulson, Chief Financial Officer, or Douglas W. Keller, Vice President, Finance, at (763) 479-5300or by facsimile at (763) 479-5395 if you have any questions or need additional information.

Very Truly Yours,

INNOVEX, INC.

/s/ Thomas Paulson

Thomas Paulson, Chief Financial Officer